Exhibit 99.1

Nano Labs’ YangTuo LLM Workstation Successfully Completes DeepSeek Edge Deployment

HONG KONG, Feb.11, 2025 /PRNewswire/ -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company,” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced that its flagship AI inference device, YangTuo LLM workstation (“YangTuo”), has successfully completed the deployment of DeepSeek.

As a leader in AI hardware innovation, Nano Labs continues to drive leading-edge advancements and has now leveraged its innovative hardware architecture and advanced software optimization to achieve efficient deployment of DeepSeek’s 671B large models on the YangTuo, an edge inference device based on the Llama open-source model.

Key Advantages of YangTuo

●	Plug-and-Play and Rapid Deployment: Pre-installed with DeepSeek models and optimization tools, enabling out-of-the-box functionality without complex configurations.

●	Flexible Expansion and Wide Adaptability: Supports multi-GPU scaling, seamlessly handling deployment requirements for models ranging from 7B to 671B.

●	Intuitive Operation and Smart Switching: Users can easily switch between models of different scales, adapting flexibly to various application scenarios.

YangTuo represents a deep integration of AI hardware and large models. By combining DeepSeek’s algorithms with Nano Labs’ advanced industrial design, Nano Labs provides comprehensive AI solutions for research institutions, enterprises, and developers, from computational power support to intelligent enablement.

Nano Labs remains committed to AI hardware and computing power innovation, leveraging its world-class R&D capabilities to empower the industry and shape the future of intelligent inference.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market*. For more information, please visit the Company’s website at: https://ir.nano.cn/.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com